Exhibit 99.95

MANAGEMENT DISCUSSION & ANALYSIS

For the year ended December 31, 2020

NOUVEAU MONDE GRAPHITE

TABLE OF CONTENTS

PREAMBLE	1
Period covered	1
Cautionary statement regarding forward looking information	1

THE COMPANY	2
Corporate structure	2
Value proposition	3

RESPONSIBILITIES	3
Human capital	3
Environment	4
Societal	4

BUSINESS LINES	5
Matawinie project	5
Value-added products	7

COMMERCIAL STRATEGY	9
Sales	9
Partnerships, research and development	9
Market update	10

ADMINISTRATION AND GOVERNANCE	10
Leadership	11
Risks	11

ANNUAL FINANCIAL INFORMATION	12
Selected annual information	12
Exploration and evaluation expenses	12
Value added products expenses	13
Operating results	13
Quarterly results	14
Fourth quarter results	14

LIQUIDITY AND FUNDING	15
Operating activities	16
Investing activities	16
Financing activities	16

ADDITIONAL INFORMATION	16
Related party transactions	16
Off-balance sheet transactions	17
Critical accounting estimates, new accounting policies, judgements and assumptions	17
Change in accounting policy	17
Financial instruments and risk management	17
Contractual obligations and commitments	18
Capital structure	18
Subsequent events to December 31, 2020	18
Continuous disclosure	18

Management Discussion and Analysis	i

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated April 6, 2021 has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “Nouveau Monde”).

This MD&A should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2020 and 2019 and related notes included therein. The Company’s consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (“IFRS”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the year ended December 31, 2020, with additional information up to April 6, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

All statements, other than statements of historical fact, contained in this MD&A including, but not limited to, those relating to (i) management’s belief that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due, (ii) the Company’s ability to secure additional financing in the future to complete the construction and commissioning of its projects and meet its financial needs, (iii) the “Value Proposition” paragraph which essentially describes the Company’s outlook and objectives, (iv) the development plans and timeline for the projects and specialty products, (v) the results and operational highlights of the feasibility study covering the West Zone deposit of the Tony Claim Block, (vi) the updated pit constrained Mineral Resource Estimate, (vii) the project timeline, (viii) the electrification strategy and its intended results, (ix) the benefits of the ALD technologies, (x) the capacity and output of the projected manufacturing plant of anode material and the Bécancour VAP project, (xi) the completion of the FEL-2, (xii) graphite demand growth and trends, (xiii) the expected unfolding of construction and commissioning as well as the anticipated start of production at the Company’s Matawinie and Bécancour projects and (xiii) any information as to the future plans and outlook for the Company, constitute ’‘forward-looking information’’ or ’‘forward-looking statements’’ within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this MD&A. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

The words “anticipates”, ’‘plans’’, ’‘expects’’, “indicate”, “intend”, ’’scheduled’’, ’‘estimates’’, ’‘forecasts”, “guidance”, “initiative”, “outlook”, “potential”, “projected”, “pursue”, “strategy”, “study”, “targets”, or ’‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ’‘may’’, ’‘could’’, ’‘would’’, or ’’should’’, ’‘might’’, or “way forward”, ’‘will be taken’’, ’‘will occur’’ or ’‘will be achieved’’ and similar expressions identify forward-looking statements.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Statement could also have material adverse effects on forward-looking statements.

Management Discussion and Analysis	1

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. Such risk factors are more particularly set out hereinafter, under the section titled “Risks” of this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. Nouveau Monde’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, JOK 3B0.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange.

As at December 31, 2020, the Company had a negative working capital of $171, had an accumulated deficit of $77,000, and had incurred a loss of $17,978 for the year then ended. Working capital included current tax credits receivable of $3,958 and cash of $4,520.

With the financing completed in January 2021, management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue future operations and fund its exploration, evaluation and development activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of strategic partnership, project debt finance, offtake financing, royalty financing and other capital markets alternatives. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Management Discussion and Analysis	2

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite- based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision	Drive the transition to a green future through sustainable Zero-Carbon SolutionsTM.

Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.

Values	Safety, responsibility, openness, integrity and entrepreneurial spirit.

RESPONSIBILITIES

HUMAN CAPITAL

The Company is committed to providing a safe work environment to its staff and business partners. For the year ended December 31, 2020, Nouveau Monde had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 0.

In response to the COVID-19 pandemic, Nouveau Monde has implemented preventive measures and strict work protocols to provide a safe environment to its employees, contractors, and communities.

Focused on sustainable development, the Company has launched initiatives to train and hire local workers, particularly through the “Comité de formation de la main-d’oeuvre de la Haute-Matawinie”, which includes industrial, institutional and business partners who come together to share services.

–	Diploma of Vocational Studies in Production Equipment Operation: Two cohorts of this on-the-job training program leading graduates to a position as an operator at the ore concentrator plant were launched in 2020, with a third in March 2021. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

–	Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments were completed in the first quarter; the launch is paused until the COVID-19 situation enables easier movements between the Manawan and Saint-Michel-des-Saints communities.

Management Discussion and Analysis	3

ENVIRONMENT

The Company plans to develop its projects to extract and transform natural graphite while limiting its environmental footprint. Dedicated to stringent sustainable development standards, Nouveau Monde is committed to adopting a fully electric operating model. By leveraging Québec’s renewable hydropower, the Company plans to produce carbon-neutral graphite-based solutions for the booming battery markets supporting the energy transition.

On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie project with the Government of Québec, an important step in the mining project’s analysis and authorisation. The Government of Québec issued a notice of admissibility for the ESIA of the Matawinie project, following its analysis by 25 provincial agencies and ministries. Subsequently, the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”) gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the commission’s report, which was tabled in June 2020 (see press release dated June 26, 2020).

–	The Commission recognised the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.

Mine tailings represent a significant environmental responsibility. Nouveau Monde has put forward innovative design criteria by prioritising the desulphurisation of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. An experimental cell was built during the third quarter of 2020 to demonstrate in real conditions the performance of this innovative environmental method.

Following a rigorous environmental review, the Québec Government issued a ministerial decree on February 10, 2021, authorising Nouveau Monde’s Matawinie mining project for a 100,000-tpa high-purity graphite concentrate production.

SOCIETAL

The main industries in the Upper Matawinie region are recreation and forestry. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community:

–	over 70 information events, including public sessions and open-house events, to establish open and constructive dialogue with local organisations, residents, cottage owners, and members of First Nations;

–	creation of a stakeholder committee (2017) to build trust with stakeholders throughout the mining development process and integrate concerns and expectations in the project design.

–	consultations as part of the ESIA to analyse resident perspectives and identify mitigation or enhancement measure;

–	a pre-development agreement with the Atikamekw First Nation (2019), i.e. the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie project;

–	a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints (2020) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms; and

Management Discussion and Analysis	4

–	surveys to measure social license conducted in 2018 and 2019 among residents of Saint-Michel- des-Saints and Saint-Zénon, which showed a high and stable rate of support for the project: 83% (2018) and 82% (2019).

BUSINESS LINES

MATAWINIE PROJECT

The Matawinie property includes 319 mining claims covering 17,585 hectares, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 150 km north of Montreal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via existing forest roads and is close to high-quality infrastructure, including paved roads and high-voltage power lines. The regional community has an abundance of skilled labourers who are available following the permanent cessation of many forestry activities. The project is located close to the Montreal metropolitan area, which also has a considerable pool of nearby labour and suppliers of goods and services.

On October 25, 2018, the Company announced the results of a feasibility study (“FS”) covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The FS performed by Met-Chem/DRA, in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), demonstrated the project’s economic potential:

–	pre-tax net present value (“NPV”) of $1.287 billion at an 8% discount rate;

–	after-tax NPV of $751 million at an 8% discount rate;

–	pre-tax internal rate of return (“IRR”) of 40.6%;

–	after-tax IRR of 32.2%;

–	life of mine (“LOM”) of 25.5 years;

–	mine pay back estimated at 2.2 years (pre tax);

–	mine pay back estimated at 2.6 years (after tax);

–	initial capital costs (“Capex”) of $276 million (including contingency of $31.5 million);

–	operating expenditures (“Opex”) of $499 per tonne of concentrate;

–	average sales price of graphite concentrate at $1,730 US per tonne; and

–	USD/CAD conversion rate of 1.307.

Operational highlights of the FS include:

–	average annual full production of 100,000 tonnes of graphite concentrate;

–	a Probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralisation;

–	graphite milling recovery above 94%;

–	finished product / concentrate purity above 97% Cg; and

–	stripping ratio (LOM) of 1.06:1

Resource

In March 2020, the Company published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property (see press release dated March 19, 2020). The Mineral Resource Estimate includes a 25.6% increase in the combined Measured and Indicated Mineral Resource categories with a minimal change to the new resource pit footprint and mineralisation that remains open at depth and both to the north and south. This update follows a drilling campaign completed in the fall of 2019 (see press release dated December 3, 2019).

Management Discussion and Analysis	5

The Current Resource is summarised below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”) published in a press release dated June 27, 2018.

	CURRENT RESOURCE (March 19, 2020)			PREVIOUS RESOURCE (June 27, 2018)
RESOURCE CATEGORY	Tonnage (Mt)	Grade (% Cg)	Cg (Mt)	Tonnage (Mt)	Grade (% Cg)	Cg (Mt)
Measured	24.5	4.27	1.05	0	0	0
Indicated	95.8	4.26	4.08	95.8	4.28	4.10
Measured + Indicated	120.3	4.26	5.13	95.8	4.28	4.10
Inferred	4.5	4.43	0.20	14.0	4.19	0.59

The block model, used to generate the Current Resource of the West Zone deposit, is based on a total of 149 core drill holes which produced 8,274 samples as well as 207 samples collected from channeling work in three (3) trenches. In all, 23 mineralised horizons encased in paragneiss units were interpreted and modelled from this data.

Demonstration plant

Since the third quarter of 2018, the Company has been operating a demonstration plant in Saint-Michel- des-Saints to support its business strategy and notably to:

–	qualify the Company’s graphite products and establish a sales record;

–	test and improve processes for commercial operations;

–	test new innovative technologies of tailings management and site restoration; and

–	train employees and promote future employment opportunities to local labour.

Several hundred tons of graphite concentrate have been produced so far with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements).

Management Discussion and Analysis	6

Mine and concentrator

The detailed engineering and procurement services for the construction of the graphite mine and concentrator continue to progress with SNC-Lavalin’s technical team, in partnership with Seneca and Boucher-Lachance Architects (see press release dated November 5, 2019 on the awarding of the contract).

The environmental decree authorising the project (see press release dated February 10, 2021) now provides Nouveau Monde with the operational criteria, final design parameters and subject to additional financing, the launch of construction activities. Through an innovative coordination table set up by the Québec Government, Nouveau Monde has worked collaboratively with various authorities to prepare the permitting process. Nouveau Monde started early works at the mining site in March 2021 and plans to launch construction in Q3-2021 once permits and authorisations are finalised. The project timeline places commissioning activities and start-up of commercial production in 2023, in time to meet the growing demand of battery manufacturers.

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, a first for an open-pit mine, represents a reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

–	Nouveau Monde has been selected as the first mining partner of the Canadian and Quebec governments as they roll out their electrification strategy (see press release dated November 2, 2020). Through a collaborative endeavor bringing together research and industry leaders, the Company will support the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

–	Nouveau Monde advanced its procurement process for its all-electric fleet and charging infrastructure through an international call for pre-qualification from November 30, 2020 to January 30, 2021. A substantial fleet of an initial 60 vehicles will be commissioned. The selection process will focus on efficiency, durability, performance, and ability to recycle the equipment.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie project mine and concentrator to Hydro-Québec’s hydropower network that will enable the full electrification of its operations (see press release dated April 15, 2020).

VALUE-ADDED PRODUCTS

Nouveau Monde is developing a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials providing increased end- use safety) to spherical graphite, which is an essential component in all lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications such as 5G technologies.

In recent months, the Company has made considerable progress with respect to its value-added product (“VAP”) development. The micronization and spheronization equipment at the demonstration plant operating in Saint-Michel-des-Saints have been commissioned and have produced the first samples of spherical graphite, which attests to the performance of the secondary transformation process developed by Nouveau Monde (see press release dated February 26, 2020).

Management Discussion and Analysis	7

The Company has also developed a thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, Nouveau Monde announced a five-year agreement with Olin Corporation (“Olin”) which covers the manufacturing space for operations, site services and the supply of certain raw materials to support the commercialisation of Nouveau Monde’s advanced graphite materials.

–	The Company’s first two commercial-scale pilot plant purification modules are being constructed within existing space at Olin’s Bécancour, Québec facility. Slated for H2-2021, the scalable furnaces shall have a nameplate capacity of 1,500 tonnes purified battery-grade graphite per year and should generate near-term cash flow.

Determined to develop the entire value chain from mine to anode materials to provide a traceable and carbon-neutral source to battery manufacturers, Nouveau Monde is advancing with the deployment of its environmentally friendly coated spherical graphite anode material. The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors.

–	Nouveau Monde has successfully completed the detailed engineering study for its Phase-1 2,000 tonnes per year coating production line. The procurement of equipment has commenced; first production is currently planned for Q1-2022 (see press release dated January 26, 2021).

–	In addition, the Company has signed an important collaboration agreement for the use of Forge Nano’s proprietary Atomic Layer Deposition-coating technologies (“ALD”) (see press release dated October 6, 2020). ALD technologies will enhance the performance of Nouveau Monde’s graphite as part of the lithium-ion battery system.

Nouveau Monde’s anode material has outperformed leading Asian commercial producers (see press release dated November 23, 2020). In a series of electrochemical tests performed by the National Research Council of Canada revealed that under the same conditions in half-button cell batteries, the reversible capacity (a measure of the energy density for performance) obtained with the Company’s anode material is 365 mAh/g compared with 360 mAh/g for the leading Asian standards. Further, the broader market minimum specification for reversible capacity is well below at only 350 mAh/g, highlighting the market opportunity for the Company.

Nouveau Monde has purchased a 2 million-square-foot land in the Bécancour industrial park (see press release dated January 21, 2021), adjacent to Olin’s facility, to build an integrated manufacturing plant of anode material for lithium-ion batteries with a projected annual production volume of 45,000 tonnes. The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct pipeline chemical supply from Olin as well as rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

During the first quarter of 2021, the Company obtained the results of its Front-End Loading engineering analysis (“FEL-1”) for its large-scale lithium-ion active anode material facility (“Bécancour VAP project”). The Bécancour VAP project is designed to receive approximately 60 kilotonnes per annum (“ktpa”) of flake graphite from Nouveau Monde’s Matawinie project, or from alternative third-party sources of supply deemed suitable, to be transformed into approximately 42 ktpa of anode material, 3 ktpa of purified flakes and 14 ktpa of micronized graphite representing a valuable process by-product.

–	The FEL-1 includes a review of all environmental regulations and permits, the project schedule, product specifications definition, stakeholders’ analysis, the capital expenditure budget, and projected operating costs.

–	Given the favorable economics revealed in the FEL-1, Nouveau Monde has commenced a Front- End Loading feasibility engineering analysis (“FEL-2 & 3”) with the goal to be completed in H1-2022. The study is expected to cost approximately $10 million.

Management Discussion and Analysis	8

–	The current plan provides for the Phase 2 plant to commence commissioning of its first capacity in Q1-2025.

COMMERCIAL STRATEGY

SALES

Following intensified marketing and technical sales activities, Nouveau Monde secured sales agreements on North American, European and Asian markets for hundreds of tonnes of high-quality graphite, produced from the Company’s demonstration plant (see press release dated September 24, 2020).

–	The basket price received per tonne of flake graphite has been in excess of US$1,500 per tonne, without downstream value-added processing.

–	The Company is currently under several NDAs with major electric vehicle OEMs qualifying its carbon-neutral advanced materials for lithium-ion batteries.

As commercial discussions intensify with European automakers for Nouveau Monde’s battery anode material, the Company announced the opening of a London-based sales office to readily respond to the growing enquiries from local customers and other stakeholders (see press release dated November 5, 2020).

On February 14, 2019, the Company entered into a Binding Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints operation.

–	For each of the first two years, Traxys will market 200 tonnes of flake graphite concentrate (400 tonnes in total) from the Company’s currently operating graphite demonstration plant for customer product prequalification purposes.

–	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by Nouveau Monde.

–	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

The Company has partnered with Hydro-Québec to research and develop graphite anode materials used to make lithium-ion batteries (see press release dated May 17, 2018). A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through the partnership, Hydro-Québec’s impressive intellectual property portfolio (over 2,000 patents) and leading-edge facilities provide a springboard for Nouveau Monde’s technological developments and commercialisation activities.

–	Nouveau Monde also holds an operating license to commercialise Hydro-Québec’s battery material technologies and position Québec in the lithium-ion battery value chain.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

–	Nouveau Monde is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its graphite advanced products, optimise production costs, and improve the properties for existing performance (see press release dated January 26, 2021).

Management Discussion and Analysis	9

MARKET UPDATE

Despite the current economic conditions caused by COVID-19, global market parameters and trends remain very attractive. With China being the only producer of purified spherical graphite, the current situation has reinforced the need for local and resilient supply chains. Nouveau Monde is set to become the only fully integrated source of green battery anode material in the Western World, benefiting in this respect.

–	Currently, lithium-ion battery plants under construction in North America and Europe account for approximately 865 GWh of capacity (Benchmark Mineral Intelligence, February 2021). As the number of battery megafactories increases, graphite demand is forecasted to grow over 380% by 2030.

Technological trends and new GHG policies have pushed the graphite market, mainly with regard to lithium- ion batteries and fuel-cell technologies, into an accelerated growth curve. Benchmark Mineral Intelligence forecasts that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

–	On the heels of the European Union, China and Canada’s own declarations, the U.S. recently identified graphite as a strategic mineral for economic growth and national security as per the Presidency Executive Order on “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries” dated September 30, 2020.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. Nouveau Monde is ideally positioned to respond to this growing trend thanks to its green, zero-carbon and traceable materials.

ADMINISTRATION AND GOVERNANCE

The Company raised approximately $22 million through a bought deal with BMO Capital Markets (see press release dated January 20, 2021) and a non-brokered private placement with institutional investors (see press release dated February 12, 2021).

During March 2021, the Company received $1.35M as part of a repayable contribution agreement with Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023.

On February 1, 2021, the Company secured $17,6M from the exercise of previously issued warrants.

On January 25, 2021, Nouveau Monde issued an aggregate of 766,351 common shares of its share capital at a price of $1.04 per common Share, in settlement of interests owed on a secured convertible bond in the principal amount of $15 million issued by the Company to Pallinghurst Graphite Limited (“Pallinghurst”).

On August 28, 2020, the Company successfully closed with Pallinghurst, a significant shareholder, the following financing transactions that will fund the next phase of its development, focused on lithium-ion battery material. The financing includes:

Management Discussion and Analysis	10

–	A convertible bond subscription agreement pursuant to which the Company has agreed to issue to Pallinghurst a secured convertible bond in the principal amount of $15 million. The transaction also includes 75 million warrants at a price of $0.22 per common share for a period of 36 months from the issuance date of the warrants.

–	A royalty purchase agreement pursuant to which Pallinghurst has agreed to exchange the principal amount and accrued interest under its existing loan offers of $4.3 million into a net smelter return royalty of 3% on the Matawinie graphite mining project, with a partial buy-back option representing 1% in favor of the Company.

On June 30, 2020, the Government of Canada, through its Canada Economic Development for Quebec Regions branch, granted Nouveau Monde $1.5 million in funding to support the acquisition, adaptation, and installation of state-of-the-art equipment to micronize and spheronize natural flake graphite.

On April 29, 2020, the Company announced that it had obtained non-dilutive financial leverage totalling $5,207:

–	non-refundable financial assistance of a maximum of $3,000 through the Technoclimat Program of Transition Énergétique Québec (“TEQ”);

–	funding of $1,994 closed with Investissement Québec through two loan offers that are ready to be disbursed as per Nouveau Monde’s cash flow needs, subject to the loan offer conditions; and

–	following the closing of a $4,250 grant from Sustainable Development Technology Canada (see press release dated August 20, 2019) in 2019, an increase of 5% over the initial commitment has been obtained as a result of the impact of COVID-19 on Canadian companies, representing an additional amount of $213.

On June 17, 2020, TEQ increased their contribution by advancing $150 to Nouveau Monde, representing an increase of 5%, as a result of the impact of COVID-19 on Canadian companies. In addition, they also granted Nouveau Monde an additional amount of $150 which sums up the total contribution of TEQ to $3,300.

LEADERSHIP

The Company’s management team and Board of Directors recognise the value of good corporate governance and the need to adopt best practices in terms of social, economic and environmental responsibility. The Company’s declaration of ethical values and sustainable development policy can be found on Nouveau Monde’s website.

The Board of Directors has three committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Sustainable Development Committee. The Company’s directors have expertise in intellectual property, law relating to the environment, business administration, mining development and exploration, investment, as well as finance.

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see ’‘Risk Factors’’ in the Company’s recent Annual Information Form on file with the Canadian provincial securities regulatory authorities.

Management Discussion and Analysis	11

ANNUAL FINANCIAL INFORMATION

SELECTED ANNUAL INFORMATION

Annual information for the years ended December 31, 2020, 2019, and 2018.

Description	2020	2019 Adjusted	2018
Income	-	-	-
Net loss	17,978	17,045	20,491
Basic and diluted loss per share	(0.684)	(0.750)	(1.361)
Total assets	21,156	17,394	13,427
Non-current liabilities	15,907	771	3,447

EXPLORATION AND EVALUATION EXPENSES

Description	December 31, 2020 $	December 31, 2019 Adjusted $	Variation $
Wages and benefits (a)	2,294	2,040	254
Share-based compensation (b)	594	192	402
Engineering (c)	3,964	721	3,243
Professional fees (d)	506	1,349	(843)
Materials, consumables and supplies	1,767	2,279	(512)
Subcontracting	1,706	2,594	(888)
Geology and Drilling expenses (e)	389	2,298	(1,909)
Utilities	388	218	170
Other	265	673	(408)
Grants	(164)	(329)	165
Tax credits (e)	(1,369)	(2,203)	834
Exploration and evaluation expenses	10,340	9,832	508

a)	The increase of $254 is due to a greater employee headcount in 2020 vs 2019. However, the variation amount was reduced by the Canadian Emergency Wage subsidy program that the Company received totalling $892 during the year ended December 31, 2020.

b)	The increase of $402 is due to new options granted to key management personnel.

c)	The increase of $3,243 is due to the detailed engineering contracts related to the planning of the construction of the commercial mine and concentrator project.

d)	The decrease in professional fees of $843 is mostly due to nonrecurring fees related to the preparation of the launch of a public consultation by the BAPE that occurred in 2019.

e)	The decrease of $1,909 in geology and drilling expenses and the decrease of $834 in tax credits is due to a reduced activity level in the exploration sector as the Company is progressing and ramping up on the detailed engineering of the construction of the mine and concentrator. Exploration expenses are subject to a higher tax rate which explain the decrease in the tax credit of 2020.

Management Discussion and Analysis	12

VALUE ADDED PRODUCTS EXPENSES

Description	December 31, 2020 $	December 31, 2019 Adjusted $	Variation $
Wages and benefits (a)	768	467	301
Share-based compensation	112	-	112
Engineering (b)	2,399	710	1,689
Professional fees	866	772	94
Materials, consumables and supplies	157	37	120
Subcontracting (c)	475	20	455
Other	43	40	3
Grants (d)	(1,678)	(441)	(1,237)
Tax credits	(231)	-	(231)
Value added products expenses	2,911	1,605	1,306

a)	The increase of $301 is due to a greater employee headcount in 2020 vs 2019. However, the variation amount was reduced by the Canadian Emergency Wage subsidy program that the Company received totalling $189 during the year ended December 31, 2020.

b)	The increase of $1,689 is due to a greater activity level deployed in engineering studies for the value-added product demonstration and commercial plants.

c)	The increase of $455 is due to maintenance subcontracting costs engaged for the micronization and spheronization equipment. These costs did not occur in 2019 as the equipment related to this value-added process was not received.

d)	The increase of $1,237 is due to the closing of new grant agreements in 2020 related to the value- added product segment (see note 11 of the consolidated financial statements).

OPERATING RESULTS

	FOR THE YEAR ENDED
Description	December 31, 2020 $	December 31 2019 $	Variation $
General and administrative expenses (a)	7,770	5,804	1,966
Net smelter royalty (b)	(4,306)	-	(4,306)
Net financial costs (c)	1,263	252	1,011

a)	The office and administration expenses increased by $1,966 mainly because of an increase in wages and benefits due to a higher headcount level and an increase in share-based compensation due to new options being granted in 2020 to key management personnel.

b)	The net smelter royalty totalling 4,306 in 2020 is composed of the net smelter royalty transaction concluded with Pallinghurst (see note 13 of the consolidated financial statements).

c)	The financial fees increased by $1,011 mostly due to the interest expense incurred with the convertible bond.

Management Discussion and Analysis	13

QUARTERLY RESULTS

During the three-month period ended December 31, 2020, the Company recorded a net loss of $8,229 ($5,956 in 2019) and a net loss per share of $0.313 ($0.262 in 2019).

Description	Q4-2020 $	Q3-2020 (note a) $	Q2-2020 $	Q1-2020 $
Revenue	-	-	-	-
Net loss	(8,229)	(501)	(4,007)	(5,240)
Loss per share	(0.313)	(0.019)	(0.153)	(0.200)

Description	Q4-2019 Adjusted $	Q3-2019 Adjusted $	Q2-2019 Adjusted $	Q1-2019 Adjusted $
Revenue	-	-	-	-
Net loss	(5,956)	(4,331)	(4,412)	(2,346)
Loss per share	(0.262)	(0.165)	(0.211)	(0.134)

Results of 2019 have been adjusted to reflect the change in accounting policy detailed in the notes 27 and 28 of the financial statements.

On March 24, 2021, the Company performed a ten-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants and options. All loss per share values above have been retroactively adjusted to give effect to the share consolidation as required by IAS 33.

a)	The net loss observed in the third quarter of 2020 is much lower than the net loss of the third quarter of 2019 due to the net smelter royalty transaction that has been concluded with Pallinghurst group (see related party section below).

FOURTH QUARTER RESULTS

The major variances that occurred in the fourth quarter to 2020 is due to the difference hereunder.

	Q4-2020 $	Q4-2019 $	VARIATION $
General and administrative expenses (a)	3,411	2,026	1,385

a)	The General and administrative expenses increased by $1,4M mainly because of an increase in wages and benefits due to a higher headcount level and an increase in share-based compensation due to new options being granted in 2020 to key management personnel.

Management Discussion and Analysis	14

LIQUIDITY AND FUNDING

As at December 31, 2020, the Company had a negative working capital of $171, including $4,520 in cash.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at December 31, 2020, all of the Company’s short-term financial liabilities in the amount of $10,587 ($9,869 as at December 31, 2019) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

With the financing completed in January 2021 (described in note 26 of the audited consolidated financial statements), management believes that the Company has sufficient funds to meet its obligation and planned expenditures for the ensuing twelve months as they fall due.

			As at December 31, 2020
	Carrying amount	Contractual cash flow	0 to 12 months	12 to 24 months	more than 24 months
Account payables and accrued liabilities	6,988	6,988	6,988	-	-
Lease liabilities	1,076	1,140	321	440	379
Borrowings	1,793	1,824	1,824	-	-
Convertible bond	14,505	21,408	2,427	2,427	16,554

	FOR THE YEARS ENDED
Cash flows provided by (used in)	December 31, 2020 $	December 31, 2019 $
Operating activities before the net change in working capital items	(17,914)	(15,640)
Net change in working capital items	(135)	(3,014)
Operating activities	(18,049)	(18,654)
Investing activities	(661)	(1,673)
Financing activities	19,153	20,610
Increase in cash	443	283

For the year ended December 31, 2020, the Company had an average monthly cash expenditure rate of approximately $1,6 million per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses. The Company anticipates it will continue to have, at a minimum, a similar cash outflow from operating and investing activities to maintain the Company’s capacity and planned growth. The Company anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved and additional financing will be needed to bring the Matawinie Graphite Property and the Bécancour Commercial Plant to commercial production.

Management Discussion and Analysis	15

OPERATING ACTIVITIES

For the year ended December 31, 2020, cash outflows from operating activities totalled $18 million, while there were $18.7 million of cash outflows for the same period in 2019. The cash outflows were slightly lower mostly due to the decrease in the working capital driven by deferred grants.

INVESTING ACTIVITIES

For the year ended December 31,2020, cash used in investing activities totalled $0.6 million whereas in 2019 investing activities were of $1.7 million. The major variance is explained by the progress in the construction of the value-added project demo plant in Bécancour and an increase in grants received.

FINANCING ACTIVITIES

For the year ended December 31, 2020, the Company had net cash receipts related to financing activities of $19.2 million, mainly due to the receipt of a convertible bond of $15 million from Pallinghurst, whereas the Company had $20.6 million of net cash receipt in 2019 mainly due to the closing of a private placement of $20.3 million during that period.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The related parties of the Company include key management personnel, directors, and significant shareholders.

	FOR THE YEARS ENDED
Description	December 31, 2020 $	December 31, 2019 $
Key management personnel of the Company
Wages and benefits expenses	1,238	990
Share-based compensation	398	184
Directors of the Company
Board fees	91	95
Share-based compensation	305	159

On August 28,2020, the Company closed the following financing transactions with Pallinghurst, a significant shareholder of the Company:

-	a secured convertible bond being a three-year instrument with a principal of $15 million. The principal amount, together with all accrued and unpaid or uncapitalized interest under the bond, will become payable on the date that is 36 months following the issuance of the bond. At any time, Pallinghurst has the right to convert all or a portion of the bond into such number of common shares of the Company equal to the principal amount being converted, divided by the conversion price of $0.20 per common share. Pallinghurst also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the bond into common shares of the Company at the market price of the common shares at the future time of conversion subject to TSXV approval. Concurrently with the issuance of the bond, the Company issued to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of the Company, at a price of $0.22 per common share for a period of 36 months from the issuance date of the warrants; and

Management Discussion and Analysis	16

-	the Company issued a 3% net smelter royalty (the “Royalty”) over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306. For a period of three years following issuance thereof, the Royalty is subject to a 1% buy back right in favour of the Company for a buy-back price of $1,306 plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the Royalty Transaction up to the buyback date. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Company to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled.

During the year ended December 31, 2020, the Company contracted a new financing agreement with Investissement Québec, a significant shareholder, for an aggregate amount received of $1,802 through two loan offers. The interest rate on the loan offer totalling $610 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totalling $1,192 is the current prime rate of 2.45%. The capital shall be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the loan offers, the Company granted two first-ranking mortgages for a total of the loan amount received covering the universality of its present and future receivables, including the universality of its tax credits.

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

The preparation of annual financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2020.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2020, the Company voluntarily changed its accounting policy regarding E&E expenses. The new accounting policy indicates that all E&E expenses will be recorded on the statement of loss and comprehensive loss. For further information refer to note 27 of the audited consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 24 in the audited consolidated financial statements.

Management Discussion and Analysis	17

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 25 in the audited consolidated financial statements.

CAPITAL STRUCTURE

April 6, 2021
Common shares	37,055,895
Convertible bond	7,500,000
Options	2,228,000
Total common shares fully diluted	46,783,895

SUBSEQUENT EVENTS TO DECEMBER 31, 2020

Refer to note 26 in the audited consolidated financial statements.

CONTINUOUS DISCLOSURE

This MD&A was prepared as of April 6, 2021. More information about the Company can also be found on SEDAR (www.sedar.com).

April 6, 2021

(signed) Eric Desaulniers	(signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Geo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	18